SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Final Amendment to
                                 Schedule 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934
                           And Rule 13E-4 Thereunder)


                                INTEGON CAPITAL I
                                (Name of Issuer)

                               INTEGON CORPORATION
                      (Name of Person(s) Filing Statement)

                      10 3/4% Capital Securities, Series B
                         (Title of Class of Securities)

                                    45811BAC3
                      (CUSIP Number of Class of Securities)

                              Bernard J. Buselmeier
                          Motors Insurance Corporation
                            485 West Milwaukee Avenue
                             Detroit, Michigan 48202
                                 (313) 556-2428

                                (with copies to)

                                 Edwin D. Mason
                                 Foley & Lardner
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                                  (312) 755-2532

 (Name, Address and Telephone Number of Person Authorized to Received Notices and Communications on Behalf of the Person(s) Filing Statement)

                                November 12, 1997

                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
Calculation of Filing Fee

----------------------------------------------------------- -------------------
         Transaction
          Valuation*                  Amount of filing fee
        $134,733,000                         $26,230
-------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee, based upon the purchase of all of the outstanding Securities at the total consideration of $1,347.33 per $1,000 liquidation value (including the amount attributable to any consent payment but excluding any accumulated distributions).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,230         Form or Registration No.: Schedule 13E-4

Filing Party: Integon Corporation       Date Filed: November 12, 1997

                  The offering period for the offer to purchase 10 3/4% Capital Securities, Series B (the "Capital Securities") of Integon Capital I, a Delaware business trust (the "Trust"), by Integon Corporation (the "Company"), and the consent period for the related consent solicitation, expired at 12:00 midnight, New York City time, on Wednesday, December 10, 1997. All terms not herein defined shall have the meaning ascribed them in the Offer to Purchase and Consent Solicitation Statement, dated November 12, 1997, by the Company.

                  First Chicago Trust Company of New York, acting as depositary for the Tender Offer (the "Depositary"), has certified the aggregate liquidation amount of the Capital Securities tendered by Holders pursuant to the Tender Offer. Pursuant to this certification, the Company announces that, as of 12:00 midnight, New York City time, on Wednesday, December 10, 1997, $91,000,000 in aggregate liquidation amount of Capital Securities had been validly tendered pursuant to the Tender Offer and not withdrawn. The Company has accepted for payment the tendered Capital Securities. The liquidation amount of Capital Securities tendered represents all of the outstanding liquidation amount of the Capital Securities. During the offering period, Holders of $9,000,000 in liquidation amount of Capital Securities exercised their right to require the Trust to repurchase their Capital Securities as permitted pursuant to the Trust Agreement.

                  In conjunction with the Tender Offer, the Company solicited consents from Holders to certain amendments to the Junior Subordinated
Indenture. The Depositary has certified the aggregate number of Consents received pursuant to the Tender Offer. Pursuant to this certification, the Company announces that, as of 12:00 midnight, New York City time, on Wednesday, December 10, 1997, the Minimum Consent had been received and not revoked.



Item 9.           MATERIALS TO BE FILED AS EXHIBITS

                  (a)(11)  Press Release, dated December 11, 1997.

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                 December 11, 1997.          INTEGON CORPORATION

                       (Date)                By:      /s/ Bernard J. Buselmeier
                                                      -------------------------
                                                      (Signature)

                                             Name:    Bernard J. Buselmeier

                                             Title:   Executive Vice President

                                                             Exhibit (a)(11)

Press Release                                                December 11, 1997


                  INTEGON ANNOUNCES EXPIRATION OF TENDER OFFERS

For Immediate Release

December 11, 1997 -- Integon Corporation today announced the completion of the tender offers and consent solicitations for any and all of the $150 million aggregate principal amount of 8% Senior Notes due 1999 and 9 1/2% Senior Notes due 2001 issued by Integon and any and all of the $100 million aggregate liquidation amount of 10 3/4% Capital Securities issued by Integon Capital I. The cash tender offers and consent solicitations, commenced on November 12, 1997, expired at 12:00 midnight, New York City time, on Wednesday, December 10, 1997. The amount tendered and accepted for purchase represents an average success rate of 86 percent. Morgan Stanley Dean Witter was the exclusive dealer manager for the tender offers.


CUSIP No.             Security Description       Outstanding Principal       Amount Tendered and
--------              --------------------       Prior to Tender Offers      Accepted for Purchase
                                                 ----------------------      ---------------------

45810FAA9             8% Notes due 8/15/99              $75,000,000                $72,616,000

45810FAB7             9 1/2% Notes due 10/15/01         $75,000,000                $43,675,000

45811BAC3             10 3/4% Capital Securities       $100,000,000                $91,000,000
                             due 2/15/27

                                     Page 4